UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Glori Energy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379606106

(CUSIP Number)

April 14, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379606106

1.	NAMES OF REPORTING PERSONS RAWOZ Technology Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,186,475 (See Item 4(A))
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,186,475 (See Item 4(A))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,186,475 (See Item 4(A))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (See Item 4(A) and 4(B))
12.	TYPE OF REPORTING PERSON OO

(Page 2 of 8 Pages)

CUSIP NO. 379606106

1.	NAMES OF REPORTING PERSONS Waleed Omer Abdul-Monem Al-Zawawi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sultanate of Oman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,186,475 (See Item 4(A))
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,186,475 (See Item 4(A))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,186,475 (See Item 4(A))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (See Item 4(A) and 4(B))
12.	TYPE OF REPORTING PERSON IN

(Page 3 of 8 Pages)

Item 1.

	(a)	Name of issuer:
Glori Energy Inc. (the “Issuer”)

	(b)	Address of Issuer’s principal executive offices:
4315 South Drive
Houston, TX 77053

Item 2.

	(a)	2(a) Name of person filing:
This Schedule 13G is jointly filed by RAWOZ Technology Company Ltd. (“RAWOZ”) and Waleed Omer Abdul-Monem Al-Zawawi (“Mr. Zawawi”)

	(b)	Address or principal business office or, if none, residence:
The address of RAWOZ is:

Ocean Center
Montagu Foreshhore
East Bay Street
P.O. Box SS- 19084
Nassau, New Providence, The Bahamas

The address of Mr. Zawawi is:

P.O. Box 879
Muscat, Postal Code 100
Sultanate of Oman

	(c)	Citizenship:
RAWOZ is organized under the laws of the Commonwealth of the Bahamas
Mr. Zawawi is a citizen of the Sultanate of Oman

	(d)	Title of class of securities:
Common Stock, par value $0.001

	(e)	CUSIP No.:
379606106

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(Page 4 of 8 Pages)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.		Ownership.

	(a)	Amount beneficially owned:
RAWOZ Technology Company Ltd. directly owns 4,186,475 shares of Common Stock. Mr. Zawawi is the sole director of RAWOZ with authority to vote and dispose of the shares of the Issuer, and thus may be deemed to have voting and investment power over the shares of the Issuer held directly by RAWOZ. Mr. Zawawi disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

	(b)	Percent of class:
13.3% (based on 31,499,303 shares of Common Stock outstanding as of November 10, 2014, as reported in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2014)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
4,186,475 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
4,186,475 shares of Common Stock

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

(Page 5 of 8 Pages)

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Mr. Zawawi is the sole director of RAWOZ with authority to vote and dispose of the shares of the Issuer, and thus may be deemed to have voting and investment power over the shares of the Issuer held directly by RAWOZ. Mr. Zawawi disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

Item 8.	Identification and Classification of Members of the Group.

The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 8 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2015

RAWOZ TECHNOLOGY COMPANY LTD.

By:	/s/ Waleed Omer Abdul-Monem Al- Zawawi, Director, By Byron W. Dailey, Attorney-in-Fact

By:	/s/ Waleed Omer Abdul-Monem Al- Zawawi, By Byron W. Dailey, Attorney-in- Fact

(Page 7 of 8 Pages)